PARTNERS	SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
GEOFFREY CHAN *		HOUSTON
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	LOS ANGELES
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	NEW YORK
HAIPING LI *	www.skadden.com	PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
CLIVE W. ROUGH ♦		WILMINGTON
JONATHAN B. STONE *
BEIJING
^ (ALSO ADMITTED IN CALIFORNIA)		BRUSSELS
♦ (ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT
* (ALSO ADMITTED IN NEW YORK)		LONDON
MOSCOW
REGISTERED FOREIGN LAWYERS		MUNICH
ANDREW L. FOSTER (NEW YORK)		PARIS
Z. JULIE GAO (CALIFORNIA)		SÃO PAULO
BRADLEY A. KLEIN (ILLINOIS)		SEOUL
SHANGHAI
SINGAPORE
TOKYO
	May 10, 2018	TORONTO

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             CooTek (Cayman) Inc.
 Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, CooTek (Cayman) Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.00001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2016 and 2017 and for each of the two years ended December 31, 2017. As an emerging growth company, the Company has omitted its financial statements for 2015, and has also omitted the selected financial information for the years before 2016.

*                                         *                                         *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com, or Hui Feng, by phone at +86-21-6141-2173 or via email at hufeng@deloitte.com.cn is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Karl Kan Zhang, Chairman of the Board of Directors and Chief Architect,
CooTek (Cayman) Inc.

Jean Liqin Zhang, Chief Financial Officer, CooTek (Cayman) Inc.

Haiping Li, Partner, Skadden, Arps, Slate, Meagher & Flom

Hui Feng, Audit Partner, Deloitte Touche Tohmastu CPA LLP

Shuang Zhao, Cleary, Gottlieb, Steen & Hamilton LLP